April 16, 2009

Catherine T. Brown/Staff Attorney
United States Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	National Golf Emporium, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed March 4, 2009 File No. 333-156069

Dear Ms. Brown:

We represent National Golf Emporium Inc. (the “Company” or “National Golf”). We are in receipt of your letter dated March 19, 2009 regarding the above referenced filing and the following are our responses:

General

1.
We reviewed your response to comment one in our letter dated January 8, 2009, and your indication that you are not a “blank check company.”  In a prominent place in your prospectus please disclose this fact and disclose, if true, that you have no plans or intentions to be acquired or to merge with an operating company nor do you, nor any of your stockholders including Mr. Sawarynski, have plans to enter into a change of control or similar transaction or to change the management of the company. Also, please disclose that certain of your selling stockholders previously have been either selling stockholders, officers or directors of development stage companies that do not appear to have implemented their stated business plan, have not timely filed reports with us, have generated no or minimal revenues, or have engaged in reverse mergers or other change of control or similar transactions to change the management of the company and explain exactly why those companies were formed and when.  Finally, please provide appropriate risk factor disclosure regarding the involvement of certain of your selling stockholders in development stage companies that did not pursue their stated business plans.

Answer:
Disclosure has been added to under “About Our Company” to disclose that the Company believes it is not a blank check company and to disclose that the Company has no plans or intentions to be acquired or to merge with an operating company nor does its stockholders have plans to enter into a change of control or similar transaction or to change the management of the company. In addition, disclosure has been added that  certain of the Company’s selling stockholders previously have been either selling stockholders, officers or directors of development stage companies that do not appear to have implemented their stated business plan, have not timely filed reports with us, have generated no or minimal revenues, or have engaged in reverse mergers or other change of control or similar transactions to change the management of the company.  A risk factor has been added regarding the selling stockholders in development stage companies which did not pursue their stated business plans.

2.
In your response to comment one in our letter dated January 8, 2009, you state that Mr. Sawarynski attended The Denver Golf Expo on February 7-8, 2009.  Please disclose this fact, and any similar steps taken to advance your business plan, in an appropriate place in your prospectus.

Answer:
A section entitled “current operations” has been added to the business section of the prospectus and the plan of operations has been updated to reflect steps taken by the Company to advance its business plan.

Registration Statement Cover Page

3.
We reviewed your response to comment three in our letter dated January 8, 2009.  In footnote 2 to the fee table and elsewhere in your registration statement you disclose that the fixed price of $.20 “has been determined…based upon the original purchase price paid by the selling shareholders…plus an increase based upon the fact that the shares will be liquid and registered.”  In the second paragraph under the heading “Determination of the Offering Price” on page 4 and elsewhere in your registration statement, you disclose the “[t]here can be no assurance that a market maker will agree to file the necessary documents with FINRA, which operates the OTC Bulletin Board, nor can there be any assurance that such an application for quotation will be approved.”  Your disclosure throughout your registration statement that the offering price reflects the fact that the shares will be liquid assumes that your shares will be quoted on the OTC Bulletin Board and that a market will be maintained. Please include disclosure, or cross-reference to disclosure, setting forth the risks associated with establishing and maintaining a market in your shares each place you disclose that the price reflects the liquidity of the shares.

Answer:	This page and all pages which discuss the offering price have been revised to provide the disclosure that there is no assurance a market will be quoted or maintained for the stock.

Item 3.  Summary Information, Risk Factors and Ratio of Earnings…..page 1

Risk Factors, page 2

“The implementation of [your] business strategy of creating…” page 2

4.
We reviewed your response to comment eight in our letter dated January 8, 2009.  In the penultimate sentence of this risk factor you continue to state that you plan to expand your on-line community, industry relationships and traditional distributor channels…”  Your use of the word “expand” here and elsewhere in your registration statement, as well as your use of the following italicized words and phrases elsewhere in your registration statement continue to suggest that you already have established your online community for golfers:

•
“Our strategy is to build our strategic relationships and Internet-related technologies, to further develop our services” under the headings “About Our Company” on page 1, “Description of Business” on page 7 and “Overview” page 12;

•	“By continuing to build our online presence, and at the same time seeking opportunities to expand our operations in the traditional market…” under the heading “Business Strategy” on page 8;

•	“By further creating and developing our distribution channels…” under the heading “Business Strategy” on page 8; and

•	“We intend to further develop our brand and enhance our name recognition…” under the heading “Marketing” on page 9.

The above are only examples.  Please revise your registration statement to revise the foregoing statements and similar statements elsewhere in your registration statement or tell us why it is not appropriate to do so.

Answer:	This risk factor and through the S1 has been revised to amend these statements.

Cautionary Statement Regarding Forward-Looking Statements, page 3

5.
We reviewed your response to comment five in our letter dated January 8, 2009.  The second paragraph continues to reference multiple parries and a transaction in the first and last sentences.  Please revise or advise.

Answer:	This section has been revised to remove the reference to multiple parties and a transaction.

Item 5.  Determination of Offering Price

6.
We reviewed your response to comment three in our letter dated January 8, 2009. The first paragraph under this heading states that the offering price was determined by the price the shares were sold to your shareholders in the private placement. Please revise to conform this disclosure to disclose elsewhere in your registration statement regarding the $0.20 fixed price.

Answer:	This section has been revised to conform with disclosure elsewhere in your registration statement regarding the $0.20 fixed price.

Item 11.  Information about the Registrant, page 7

7.
Please revise your disclosure to explain why you believe that you will be  uniquely positioned to take advantage of the market opportunities by utilizing [your] website” and how you will build “one of the leading online golf communities and golf e-tailing sites on the Internet” (emphasis added).

Answer:	The references to uniquely positions and leading online golf communities have been deleted from this section.

  Market for Common Equity and Related Stockholder Matters, page 10

8.	Consistent with disclosure elsewhere in your registration statement, please revise your disclosure under this heading to reflect that a market maker, and not you, applies to have your stock quoted on the OTC Bulletin Board.

Answer:	This section has been revised to clarify that a market maker and not the Company applied to have the stock quoted on the OTCBB.

Notes to Financial Statements as of December 31, 2008, page F-8

Note 2 Going Concern, page F-8

9.
In the second paragraph of this note, you state the “[m]anagement believes that the actions presently being taken to obtain additional funding…provide the opportunity for [you] to continue as a going concern.” Please disclose under the heading “Capital Liquidity and Resources” [sic] on page 13, and elsewhere as appropriate, the steps you are taking to obtain additional funding.

Answer:	Under Capital Liquidity and Resources, and elsewhere as appropriate, the Company has disclosed the steps taken to obtain additional funding.

Management’s Discussion and Analysis of Financial Condition and Results…page 22

Plan of Operations, page 12

10.
We reviewed your response to comment eight in our letter dated January 8, 2009.  In your revised disclosure under this heading, you state that you believe you can satisfy your cash requirement during the next twelve months with the $54,275 you raised from your private placement. However, the milestones and associated costs detailed under the heading amount to approximately $55,000 and include no costs associated with (1) milestone number two, (2) the more than $51,000 in expenses associated with the offering, (3) your office lease, or (4) inventory purchases.  Please revise or advise.

Answer:	This section has been revised to disclose that the Company does not have sufficient capital since it believes it will need approximately $100,000 to satisfy cash requirements over the next 12 months.

Item 16.  Exhibits and Financial Statement Schedules, page II-4

11.	The asterisk you include at the end of your list of exhibits has not been included next to any of the exhibits in the list, even though it appears that it should. Please revise.

Answer:	The asterisk has been included next to the appropriate exhibits.

Item 17.  Undertakings, page II-4

12.
We reviewed your response to comment 10.  Please revise your undertakings to provide the undertaking required by Item 512(a)(5)(ii) of Regulation S-K, including the lead-in thereto required by Item 512(a)(5) of Regulation S-K. Refer to Item 17 of Form S-1.

Answer:	The undertakings have been revised to provide the undertaking required by Item 512(a)(5)(ii) of Regulation S-K, including the lead-in thereto required by Item 512(a)(5) of Regulation S-K

Signatures, page II-6

13.
We reviewed your response to comment 11 in our letter dated January 8, 2009 and reissue this comment.  Please revise your registration statement signature page to include in Mr. Sawarynski’s title his role as principal financial officer.  In addition, we note only one change in your registration statement in response to this comment in the table under the heading “Directors, Executive Officers, Promoters and Control Persons” on page 14. Please revise throughout your registration statement.

Answer:	The signature page has been revised to include Mr. Sawarynski’s title as principal financial officer. The registration statement has been revised throughout to reflect same also.

14.	Please also revise to include a date in the signatures provided pursuant to the Power of Attorney.

Answer:	This section has been revised to include a date in the signatures provided pursuant to the power of Attorney.

Exhibit 5.1 Opinion

15.
We reviewed your response to comment six in our letter dated January 8, 2009. Counsel should revise its opinion in the last paragraph to consent to the additional reference to the firm under the caption “Description of Securities to be Registered – Common Stock.”

Answer:	Our opinion has been revised to consent to the additional referenced to the firm under the caption “Description of Securities to be Registered – Common Stock.”

Exhibit 10.3 Website Design Project Contract

16.
We reviewed this contract and note that Section 6 requires you to supply “DanSites with complete text and graphics content for this Web Design Project within 45 days of the effective date this agreement” or “the entire deposit amount of the agreement may be retained by DanSites as liquidated damages and the contract shall become null and void, at DamSites” option.” Please disclose in an appropriate place in your prospectus your steps taken to date in this regard.

Answer:
Attached to this SEC correspondence is confirmation that the DanSites are in receipt of the complete text and graphics content. Disclosure regarding same has been added to under “marketing” in the business section of the prospectus.

17.
Section 6 of this contract under the heading “Publishing” provides that “DamSites does not warranty that the website is immune to 3rd party damages, hacking, presence of virus, spyware, etc. and Is [sic] not responsible in any way for its presence or removal.” Please tell us what steps you plan to take to protect your website from these threats, especially in light of the fact that your entire business model depends on your website.

Answer:
The Company’s website is being developed via Flash / ActionScript3.0. Since the release of FlashPlayer10 it is a requirement that accessing external resources requires a matching security (or policy file) document. With this new strict security model, security will be assured for the Company’s clients and eventual users.   In addition to the security inherent in the development of the site, the Company is taking advantage of an enhanced service package offered by our managed hosting provider to protect its website and server.  Service highlights include a managed hardware-based firewall, maintenance of antivirus and anti-malware utilities and OS patch monitoring and implementation.”

18.
Section 8 of this contract provides that you are solely responsible for complying with any laws, taxes, and tariffs applicable to the web design project or any other services contemplated by the contract.  Please disclose the effect of existing or probable governmental regulations on your business, including local, state or federal laws or regulations related to e-commerce.  Refer to Item 11 of Form S-1 and Item 101(h)(4(ix) of Regulation S-K.

Answer:
A risk factor has been added regarding the effect of existing or probable governmental regulations on the Company’s business, including local, state or federal laws or regulations related to e-commerce.

19.
 We note that this contract was executed by David D. Allison for DanSites.  If this is the same David Allison that is one of your selling stockholders, please disclose this fact as well as any other material relationship that any of your selling stockholders has had within the past three years with you.  Refer to Item 7 of Form S-1 and Item 507 of Regulation S-K.

Answer:
The contract was actually executed by Dan Allison, the independent son of David Allison one of the Company’s selling stockholders.  Based upon same no disclosure has been made regarding material relationships with the Company’s selling stockholders.

Very truly yours,

ANSLOW & JACLIN

By/s/ Anslow & Jaclin

Exhibit A
DANSITES WEB DESIGN

March 13, 2009

Mr. Brian Sawarynski
National Golf Emporium, Inc.
25188 Genesee Trail Road, # 250
Golden, Colorado 80401
Re: Web Design Project

Dear Mr. Sawarynski

DanSites is now in possession of the complete text and graphics content for your web design. We will now commence the website development per our contract. If additional graphics and text context is necessary during the development or editing process you will be promptly notified.

Respectfully,

/s/ David D. Allison
 David D. Allison